                                                    Registration No. 33-57199

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                              ----------------
                               AMENDMENT NO. 1
                                     TO
                                  FORM S-2
                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933
                              ----------------
                            UNITED GROCERS, INC.
           (Exact name of registrant as specified in its charter)

         Oregon                                    93-0301970
(State of incorporation)              (I.R.S. Employer Identification No.)

                  6433 S. E. Lake Road (Milwaukie, Oregon),
               Post Office Box 22187, Portland, Oregon  97222
                               (503) 833-1000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          ALAN C. JONES, President
                            United Grocers, Inc.
                  6433 S. E. Lake Road (Milwaukie, Oregon),
               Post Office Box 22187, Portland, Oregon  97222
                               (503) 833-1000
          (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)

                                 Copies to:
                    Miller, Nash, Wiener, Hager & Carlsen
                           111 S. W. Fifth Avenue
                        Portland, Oregon  97204-3699
                      Attention:  Erich W. Merrill, Jr.

      Approximate date of commencement of proposed sale to the public:
               From time to time following the effective date
                       of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, check the following box.   [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this form, check the following box.   [X]


    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PART II

                   Information Not Required in Prospectus


Item 16.  Exhibits.

             The exhibits are listed in the accompanying index to exhibits.

                                 SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukie, State of Oregon, on January 16, 1995.

                              UNITED GROCERS, INC.
                              (Registrant)

                              By:/s/ JOHN W. WHITE
                                 John W. White, Vice President

           Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed by the following persons in the capacities indicated on January 16, 1995.

        Name                                          Title
        ----                                          -----
Principal executive officer

      * ALAN C. JONES                                 President
        Alan C. Jones                                 Secretary and Treasurer

Principal financial officer and
principal accounting officer

        /s/ JOHN W. WHITE                             Vice President and
        John W. White                                 Chief Financial Officer

A majority of the Board of Directors

      * GILBERT A. FOSTER                             Director
        Gilbert A. Foster

      * H. LAWRENCE MONTGOMERY                        Director
        H. Lawrence Montgomery

      * MARLIN A. SMYTHE                              Director
        Marlin A. Smythe

      * DENNIS BLASINGAME                             Director
        Dennis Blasingame

      * CRAIG DANIELSON                               Director
        Craig Danielson

      * JAMES C. VICKERS                              Director
        James C. Vickers

      * DAVID NEAL                                    Director
        David Neal

      * PETER J. O'NEAL                               Director
        Peter J. O'Neal

      * RAYMOND L. NIDIFFER                           Director
        Raymond L. Nidiffer


 * By /s/ JOHN W. WHITE
        John W. White
        Attorney-in-fact

                                EXHIBIT INDEX


Exhibit
No.      Description
- -------  -----------
4.A. Form of certificate representing shares of the registrant's common stock, $5 par value (incorporated by reference to Exhibit 4-A to the registrant's registration statement on Form S-2, No. 33-26631).

4.B. Copy of indenture dated as of February 1, 1978, between the registrant and United States National Bank of Oregon, as trustee, relating to the registrant's Capital Investment Notes (incorporated by reference to Exhibit 4-I to the registrant's registration statement on Form S-1, No. 2-60488).

4.C. Copy of supplemental indenture dated as of January 9, 1995, between the registrant and First Bank National Association, as trustee, relating to the registrant's Series J 5% Subordinated Redeemable Capital Investment Notes.

4.D. Copy of the registrant's restated articles of incorporation, as amended (incorporated by reference to Exhibit 4-E to the registrant's registration statement on Form S-2, No. 33-26631).

4.E. Copy of the registrant's bylaws, as amended (incorporated by reference to Exhibit 4-F to the registrant's registration statement on Form S-2, No. 33-26631).

5.       Opinion of Miller, Nash, Wiener, Hager & Carlsen.*

10.A1. Copy of United Grocers, Inc. pension plan and trust agreement dated as of October 1, 1985 (incorporated by reference to Exhibit 10-A to the registrant's registration statement on Form S-2, No. 33-11212).

10.A2. Copy of first amendment to United Grocers, Inc. pension plan and trust agreement dated as of October 1, 1987 (incorporated by reference to Exhibit 10-B to post-effective amendment No. 1 to the registrant's registration statement on Form S-2, No. 33-11212).

10.A3. Copy of policy summary and related documents pertaining to a life insurance policy for Alan C. Jones, President of the registrant, purchased pursuant to the registrant's supplemental executive retirement plan (incorporated by reference to Exhibit 10-E to the registrant's Form 10-K for the fiscal year ended September 28,
         1990).

10.A4. Copy of registrant's executive deferred compensation plan (incorporated by reference to Exhibit 10-U to the registrant's Form 10-K for the fiscal year ended September 27, 1991).

10.A5. Copy of executive compensation agreement dated March 1, 1991 (incorporated by reference to Exhibit 10-T to the registrant's Form 10-K for the fiscal year ended September 27, 1991).

10.B. Copy of binder of insurance with respect to indemnification of officers and directors, as described under Item 15 (incorporated by reference to Exhibit 10-C to the registrant's Form 10-K for the fiscal year ended October 1, 1993).

10.C1. Copy of credit agreement of July 31, 1991, among the registrant, United States National Bank of Oregon, Seattle-First National Bank, and Security Pacific Bank Oregon (incorporated by reference to
         Exhibit 4-H to the registrant's Form 10-K for the fiscal year ended September 27, 1991).

10.C2. Copy of amendments 1, 2, and 3 to credit agreement of July 31, 1991, among the registrant, United States National Bank of Oregon, Seattle-First National Bank, and Security Pacific Bank Oregon, dated as of August 19, 1991, December 20, 1991, and March 13, 1992 (incorporated by reference to Exhibit 4-C2 to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.C3. Copy of amendment 4 to credit agreement of July 31, 1991, among the registrant, United States National Bank of Oregon, Seattle-First National Bank, and Bank of America Oregon (successor organization to Security Pacific Bank Oregon), dated as of April 20, 1993 (incorporated by reference to Exhibit 4-C3 to the registrant's Form 10-K for the fiscal year ended October 1, 1993).

10.C4. Copy of amendment 5 to credit agreement of July 31, 1991, and amendment to notes, among the registrant, United States National Bank of Oregon, Seattle-First National Bank, and Bank of America Oregon (successor organization to Security Pacific Bank Oregon), dated as of May 28, 1993 (incorporated by reference to Exhibit 4-C4 to the registrant's Form 10-K for the fiscal year ended October 1,
         1993).

10.C5. Copy of promissory notes to United States National Bank of Oregon, Seattle-First National Bank, and Bank of America Oregon (successor organization to Security Pacific Bank Oregon), dated as of April 20, 1993 (incorporated by reference to Exhibit 4-C5 to the registrant's Form 10-K for the fiscal year ended October 1, 1993).

10.C6. Copy of amendments 6 and 7 to credit agreement and amendments to notes of July 31, 1991 among the registrant, United States National Bank and Seattle First National Bank, dated as of October 29, 1993 and January 28, 1994 (incorporated by reference to Exhibits 10.A. and 10.B. to the registrant's Form 10-Q for the quarterly period ended April 1, 1994).

10.C7. Copy of amendment 8 to credit agreement and amendment to revolving line notes and operating line notes of July 31, 1991, among the registrant, United States National Bank of Oregon and Seattle-First National Bank, dated as of February 22, 1994 (incorporated by reference to Exhibit 4.C7 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.C8. Copy of amendment 9 to credit agreement and amendment to revolving line notes and operating line notes of July 31, 1991, among the registrant, United States National Bank of Oregon and Seattle-First National Bank, dated as of April 30, 1994 (incorporated by reference to Exhibit 4.C8 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.C9. Copy of note agreement dated as of September 20, 1991, and Senior Notes dated September 24, 1991, among the registrant and various purchasers (incorporated by reference to Exhibit 4-I to the registrant's Form 10-K for the fiscal year ended September 27,
         1991).

10.C10. Copy of Promissory Note, Assignment of Rents and Leases, Deed of Trust, Financing Agreement and Security Agreement, and Environmental Indemnity Agreement dated as of September 30, 1993, between the registrant and United of Omaha Life Insurance Company, relating to the registrant's construction of a new office building (incorporated by reference to Exhibit 4-E to the registrant's Form 10-K for the fiscal year ended October 1, 1993).

10.C11. Interest rate and currency exchange agreement dated as of April 22, 1993, between the registrant and Bank of America National Trust and Savings Association (incorporated by reference to Exhibit 10-C19 to Post-Effective Amendment No. 1 to the registrant's registration statement on Form S-2, No. 33-57272).

10.C12. Copy of Loan Purchase and Servicing Agreement dated as of May 13, 1994, between United Resources, Inc., as Seller and Servicer, the registrant, as Guarantor, and National Consumer Cooperative Bank, as Buyer, relating to the selling of loans originated by the registrant's subsidiary, United Resources, Inc. (incorporated by reference to Exhibit 4.F1 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.C13. Copy of First Amendment to Loan Purchase and Servicing Agreement dated as of May 13, 1994, between United Resources, Inc., the registrant, and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.F2 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.C14. Copy of Note Agreement dated October 10, 1994, between the registrant and Phoenix Home Life Mutual Insurance Company (incorporated by reference to Exhibit 4.G to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.D1. Typical forms executed in connection with loans to members, including directors:

10.D1a. Installment note (Stevens-Ness form 217), with optional interest rate riders (incorporated by reference to Exhibit 10-D1a to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1b. Promissory note (Stevens-Ness form 216), with optional interest rate riders (incorporated by reference to Exhibit 10-D16 to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1c. Subsequent note (three forms) (incorporated by reference to Exhibit 10-D1c to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1d. Loan agreement (two forms) (incorporated by reference to Exhibit 10-D1d to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1e. Loan agreement for subsequent notes (incorporated by reference to Exhibit 10-D1e to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1f. Amendment to loan and security agreements, including optional clauses (incorporated by reference to Exhibit 10-D1f to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1g. Security agreement (Stevens-Ness form 1201) (incorporated by reference to Exhibit 10-D1g to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1h. Purchase money security agreement (Stevens-Ness form 1202) (incorporated by reference to Exhibit 10-D1h to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1i. Security agreement for equipment (Stevens-Ness form 1203) (incorporated by reference to Exhibit 10-D1i to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1j. Inventory loan and security agreement (Stevens-Ness form 1206) (incorporated by reference to Exhibit 10-D1j to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1k. Security agreement (equipment and inventory) (incorporated by reference to Exhibit 10-D1k to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1l. Security agreement for subsequent notes (incorporated by reference to Exhibit 10-D1l to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

         Pursuant to Instruction 2 to Item 601 of Regulation S-K, the registrant has filed the forms listed above in lieu of filing each document executed in connection with loans to directors. A schedule showing the principal amount and interest rate of each director loan at November 26, 1994, appears in Item 13.C of the registrant's Form 10-K for the fiscal year ended September 30, 1994. The registrant agrees to furnish a copy of any omitted loan document to the Securities and Exchange Commission upon request.

10.D2a. Typical form of residual stock redemption note executed in connection with redemption of common stock from members, including directors (incorporated by reference to Exhibit 10-D2 to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D2b. Schedule listing material details of residual stock redemption notes payable to directors and nominees.*

         Pursuant to Instruction 2 to Item 601 of Regulation S-K, the registrant has filed the form and schedule listed above in lieu of filing each document executed in transactions with directors. The registrant agrees to furnish a copy of any omitted document to the Securities and Exchange Commission upon request.

10.E1. Copy of sublease agreement for Aloha store dated January 3, 1994, between the registrant and CTD, L.L.C., a limited liability company controlled by Craig Danielson, a director of the registrant (incorporated by reference to Exhibit 10.E to the registrant's Form 10-Q for the quarterly period ended April 1, 1994).

10.E2. Copy of sublease agreement for Tigard store dated January 3, 1994, between the registrant and CTD, L.L.C., a limited liability company controlled by Craig Danielson, a director of the registrant (incorporated by reference to Exhibit 10.D to the registrant's Form 10-Q for the quarterly period ended April 1, 1994).

10.E3. Copy of sublease agreement for Sandy store dated May 4, 1994, between the registrant and Dan Inc Oregon, a corporation controlled by Craig Danielson, a director of the registrant (incorporated by reference to Exhibit 10.G3 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.E4. Copy of Asset Purchase and Sale Agreement dated May 4, 1994, for Sandy store between the registrant and Dan Inc Oregon, a corporation controlled by Craig Danielson, a director of the registrant (incorporated by reference to Exhibit 10.G4 to the registrant's Form 10-K for the fiscal year ended September 30,
         1994).

10.E5. Copy of Asset Purchase and Sale Agreement dated January 3, 1994, for Aloha and Tigard stores between the registrant and CTD, L.L.C., a limited liability company controlled by Craig Danielson, a director of the registrant (incorporated by reference to Exhibit 10.C to the registrant's Form 10-Q for the quarterly period ended April 1, 1994).

10.F. Copy of sublease agreement for Orland store dated August 19, 1994, between the registrant and Gil's Supermarkets, Inc., a corporation controlled by Gil Foster, a director of the registrant
         (incorporated by reference to Exhibit 10.H to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.G1. Copy of sublease agreement for Coos Bay store dated February 28, 1991, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-I19 to the registrant's Form 10-K for the fiscal year ended September 27,
         1991).

10.G2. Copy of sublease agreement for Arcata store dated August 11, 1977, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-Q2 to the registrant's registration statement on Form S-2, No. 33-26631).

10.G3. Copy of sublease agreement for Gold Beach store dated July 6, 1979, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-Q3 to the registrant's registration statement on Form S-2, No. 33-26631).

10.G4. Copy of assignment of lease and related documents for Mt. Shasta store between the registrant and C & K Market, Inc., an affiliate of Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-Q4 to the registrant's registration statement on Form S-2, No. 33-26631).

10.G5. Copy of sublease agreement for Rogue River store dated June 25, 1976, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-Q5 to the registrant's registration statement on Form S-2, No. 33-26631).

10.G6. Copy of lease agreement for Coos Bay store dated February 28, 1991, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-I20 to the registrant's Form 10-K for the fiscal year ended September 27,
         1991).

10.G7. Copy of loan guaranties dated June 12, 1980 and September 30, 1988 given by registrant for the benefit of C & K Market, Inc., an affiliate of Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-I12 to the registrant's Form 10-K for the fiscal year ended September 30, 1989).

10.G8. Copy of stock purchase agreement dated as of June 20, 1994, between the registrant and C&K Market, Inc., an affiliate of Raymond L. Nidiffer, a director of registrant (incorporated by reference to Exhibit 10.F8 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

12. Statement of computation of ratio of adjusted income to fixed charges (incorporated by reference to Exhibit 12 to the registrant's Form 10-K for the fiscal year ended September 30,
         1994).

13. Portions of annual report to security holders incorporated by reference in the prospectus forming a part of this registration statement.


23.A.    Consent of Miller, Nash, Wiener, Hager & Carlsen (filed as part of
         Exhibit 5).*


23.B.    Consent of DeLap, White & Raish.*


24.      Power of attorney.*


25.      Statement of Eligibility of Trustee.*


28. Copy of schedule P of the annual statement for Grocers Insurance Company, a subsidiary of the registrant, as filed with the state insurance departments where the company operates, for the year ended December 31, 1993 (incorporated by reference to Exhibit 28 to the registrant's Form 10-K for the fiscal year ended September 30,
         1994).*

   *     Previously filed.